EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Thirteen Weeks Ended
	September 27, 2003 (1)	September 28, 2002 (2)
Fixed charges:
Interest expense	$70	$67
Interest portion of rental expense	16	15

Total fixed charges before capitalized interest and preference security dividends	86	82
Preference security dividends of consolidated subsidiaries	—	5
Capitalized interest	2	2

Total fixed charges	$88	$89

Earnings available for fixed charges:
Income before income taxes	$280	$377
Less undistributed income in minority-owned companies	(1)	2
Add minority interest in majority-owned subsidiaries	2	3
Add amortization of capitalized interest	6	6
Add fixed charges before capitalized interest and preference security dividends	86	82

Total earnings available for fixed charges	$373	$470

Ratio of earnings to fixed charges	4.2	5.3

(1)	During the first three months of fiscal 2004, the Corporation recorded a pretax charge of $6 million in connection with certain restructuring activities.
(2)	During the first three months of fiscal 2003, the Corporation recorded a pretax credit of $9 million in connection with certain exit activities and business dispositions that were completed for amounts more favorable than originally estimated.

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